Filed pursuant to Rule 424(b)(3)

Registration No. 333-175052

SENECA GLOBAL FUND, L.P.

SUPPLEMENT DATED AS OF JUNE 12, 2013

TO

THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED MAY 1, 2013

This Supplement discusses certain changes to information contained in the Prospectus and Disclosure Document dated May 1, 2013 (the “Prospectus”) of Seneca Global Fund, L.P. (the “Fund”) and updates certain Commodity Futures Trading Commission required information and certain supplemental information contained in the Prospectus. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of this Supplement and the Prospectus carefully before deciding whether to invest in the Fund. All information in the Prospectus is hereby restated, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

* * * * * * * * * *

Cover Page (Cover Page of the Prospectus)

Winton Capital Management Limited, or Winton; Estlander & Partners, Ltd., or EP; Blackwater Capital Management, LLC, or Blackwater and Quantitative Investment Management, LLC, or QIM; and together with Winton, EP and Blackwater, the Trading Advisors; are the Fund’s commodity trading advisors.

Investment Objective (Page 25 of the Prospectus)

As of June 12, 2013, the Fund allocated approximately 31%, 20%, 31% and 18% of its assets to Winton, Blackwater, EP and QIM, respectively. However, such allocations may be altered at any time in the sole discretion of the General Partner.

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Performance of the Fund (Page 20 of the Prospectus)

Performance of the Fund

December 2008 to April 2013

Series A Units

The following are the monthly rates of return for Series A Units from December 1, 2008 through April 30, 2013. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: December 1, 2008

Aggregate Series A Subscriptions: $ 32,157,866

Aggregate Fund Subscriptions: $ 95,363,224*

Current Series Capitalization: $ 14,481,908

Current Fund Capitalization: $ 43,913,383

Largest Monthly Drawdown*: (10.02)% June 2009

Largest Peak-to-Valley Drawdown*: (31.52)% February 2009 – November 2012

Net Asset Value per Series A Unit, April 30, 2013: $76.73

Monthly Rates Of Return	2013	2012	2011	2010	2009	2008
January	2.59%	(0.72)%	(1.83)%	(3.61)%	0.37%
February	(1.05)%	2.23%	2.81%	2.44%	0.57%
March	0.89%	(4.63)%	(1.56)%	4.06%	(4.55)%
April	2.38%	0.54%	4.96%	1.82%	(4.18)%
May		3.76%	(7.89)%	(4.01)%	(2.77)%
June		(9.42)%	(3.59)%	0.80%	(10.02)%
July		5.28%	5.11%	(1.98)%	(1.91)%
August		(3.54)%	0.20%	7.90%	4.37%
September		(3.11)%	4.62%	0.98%	3.01%
October		(6.11)%	(8.92)%	3.95%	(5.76)%
November		(2.27)%	(3.51)%	(5.05)%	9.26%
December		1.49%	0.75%	5.70%	(6.37)%	4.31%
Compound Rate Of Return	4.86% (4 months)	(16.18)%	(9.64)%	12.77%	(17.87)%	4.31% (1 month)

* See the notes on page 5.

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PERFORMANCE OF THE FUND

November 2008 to April 2013

Series B Units

The following are the monthly rates of return for Series B Units from November 1, 2008 through April 30, 2013. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: November 1, 2008

Aggregate Series B Subscriptions: $ 19,869,110

Aggregate Fund Subscriptions: $ 95,363,224*

Current Series Capitalization: $ 8,905,081

Current Fund Capitalization: $ 43,913,383

Largest Monthly Drawdown*: (9.90)% June 2009

Largest Peak-to-Valley Drawdown*: (27.31)% February 2009 – November 2012

Net Asset Value per Series B Unit, April 30, 2013: $87.19

Monthly Rates Of Return	2013	2012	2011	2010	2009	2008
January	2.72%	(0.59)%	(1.70)%	(3.49)%	0.47%
February	(0.92)%	2.36%	2.95%	2.57%	0.67%
March	1.02%	(4.50)%	(1.43)%	4.19%	(4.40)%
April	2.51%	0.67%	5.10%	1.95%	(4.05)%
May		3.90%	(7.77)%	(3.88)%	(2.65)%
June		(9.29)%	(3.44)%	0.93%	(9.90)%
July		5.42%	5.25%	(1.86)%	(1.78)%
August		(3.42)%	0.35%	8.04%	4.50%
September		(2.98)%	4.78%	1.11%	3.15%
October		(5.99)%	(8.80)%	4.08%	(5.63)%
November		(2.15)%	(3.38)%	(4.92)%	9.41%	6.04%
December		1.62%	0.88%	5.83%	(6.25)%	4.42%
Compound Rate Of Return	5.40% (4 months)	(14.85)%	(8.15)%	14.55%	(16.61)%	10.72% (2 months)

* See the notes on page 5.

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PERFORMANCE OF THE FUND

September 2012 to April 2013

Series C Units

The following are the monthly rates of return for Series C Units from September 1, 2012 through April 30, 2013. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: September 1, 2012

Aggregate Series C Subscriptions: $0*

Aggregate Fund Subscriptions: $ 95,363,224*

Current Series Capitalization: $ 3,252,212

Current Fund Capitalization: $ 43,913,383

Largest Monthly Drawdown*: (5.88)% October 2012

Largest Peak-to-Valley Drawdown*: (10.45)% September 2012 – November 2012

Net Asset Value per Series C Unit, April 30, 2013: $96.46

Monthly ates Of Return	2013	2012
January	2.84%
February	(0.81)%
March	1.14%
April	2.63%
May
June
July
August
September		(2.87)%
October		(5.88)%
November		(2.04)%
December		1.74%
Compound Rate Of Return	5.88% (4 months)	(8.89)% (4 months)

* See the notes on page 5.

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PERFORMANCE OF THE FUND

September 2008 to April 2013

Series I Units

The following are the monthly rates of return for Series I Units from September 1, 2008 through April 30, 2013. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: September 1, 2008

Aggregate Series I Subscriptions: $ 42,436,248

Aggregate Fund Subscriptions: $ 95,363,224*

Current Series Capitalization: $ 16,441,104

Current Fund Capitalization: $ 43,913,383

Largest Monthly Drawdown*: (9.86)% June 2009

Largest Peak-to-Valley Drawdown*: (25.91)% April 2011 – November 2012

Net Asset Value per Series I Unit, April 30, 2013: $ 101.79

Monthly Rates Of Return	2013	2012	2011	2010	2009	2008
January	2.77%	(0.54)%	(1.65)%	(3.44)%	0.51%
February	(0.87)%	2.41%	3.00%	2.63%	0.71%
March	1.07%	(4.45)%	(1.38)%	4.24%	(4.23)%
April	2.56%	0.73%	5.15%	2.01%	(4.00)%
May		3.95%	(7.72)%	(3.83)%	(2.60)%
June		(9.25)%	(3.37)%	0.98%	(9.86)%
July		5.47%	5.30%	(1.81)%	(1.73)%
August		(3.37)%	0.39%	8.09%	4.55%
September		(2.93)%	4.81%	1.16%	3.20%	3.88%
October		(5.94)%	(8.75)%	4.13%	(5.59)%	9.32%
November		(2.10)%	(3.33)%	(4.87)%	9.46%	6.08%
December		1.68%	0.93%	5.89%	(6.20)%	4.46%
Compound Rate Of Return	5.61% (4 months)	(14.35)%	(7.62)%	15.25%	(16.01)%	25.83% (4 months)

* The General Partner contributed initial capital to the Fund of $500,000 as part of the Fund’s launch and an additional $100,000 in each of November 2010, July 2011, December 2011 and November 2012. This amount is included in the “Aggregate Fund Subscriptions” figure, and is tracked separately from Series A, Series B, Series C and Series I Units. Similarly, the net asset value of the General Partner’s interest is included in the “Current Fund Capitalization” figure but not included in “Current Series Capitalization” for Series A, Series B, Series C or Series I Units.

“Largest Monthly Drawdown” is the largest single month loss sustained during the last five years and year-to-date. “Drawdown” as used in this table means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity. “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures. “Month” is the month of the % Largest Monthly Drawdown.

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“Largest Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Unit during the last five years and year-to-date. This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns. “Largest Peak-to-Valley Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Unit that occurs without such month-end Net Asset Value per Unit being equaled or exceeded as of a subsequent month-end. For example, if the Net Asset Value per Unit of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Unit had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

Series C Units are not available for purchase. Rather Series A, Series B or Series I Units are automatically exchanged for Series C Units once the Fee Limit is reached

Trading Advisors (Page 29 of the Prospectus)

Winton Capital Management Limited

Winton Capital Management Limited, a company incorporated in England and Wales, became an NFA member and registered with the CFTC as a CTA on January 29, 1998 and registered as a CPO on December 16, 1998 and as a Swap Firm on December 28, 2012. Its telephone number is 011-44-20-7610-5350 and its telefax number is 011-44-20-7610-5301.  Winton has its principal office and maintains all books and records at 1-5 St. Mary Abbot’s Place, London W8 6LS, United Kingdom.  Winton is also authorized and regulated by the United Kingdom’s Financial Conduct Authority (FCA).  As of April 30, 2013, Winton had total assets under management of $25.9 billion, with $25.5 billion in the Diversified program, which began trading client accounts in October 1997, and is the trading program utilized by the Fund.

The Principals

Winton’s principals are David W. Harding, Anthony H. Daniell, Tony D. Fenner-Leitao, Matthew D. Beddall, Rajeev Patel, Nicola L. Watson (née Malhotra), Jeremy A.C. Dawson, Martin J. Hunt and Amal O.A. Murgian. Below are the biographies of Winton’s principals who are engaged in making trading or operational decisions or who are non-executive directors of Winton.

David Winton Harding, Chairman & Founder Mr. Harding, born in 1961, graduated from Cambridge University in 1982 with a First Class Honours degree in Natural Sciences specializing in Theoretical Physics. Mr. Harding then embarked on a career in the analysis of futures and trading markets, which led him to co-found Adam, Harding and Lueck Ltd (AHL) in February 1987 with Martin Lueck and Michael Adam. AHL rapidly became one of the leading CTA’s in the UK and was acquired by Man Group plc in September 1994. Mr. Harding was an Associate Member of NFA and an Associated Person of Man AHL USA Corp from July 1988 until January 1996. He was also listed as a principal of Man AHL USA Corp from July 1988 until February 1995. In August 1996, Mr. Harding left Man Group plc and took leave until February 1997. In February 1997, he co-founded Winton with Martin Hunt (an associate of Mr. Harding’s from AHL) and Osman Murgian (an early investor in AHL) with a commitment to applying financial mathematics and empirical scientific research to creating and developing trading systems for the financial markets. Mr. Harding has been registered with the CFTC as an Associated Person and listed as a principal of Winton since January 29, 1998. Through his charitable foundations, Mr. Harding has endowed the Winton Professorship of the Public Understanding of Risk in the Department of Pure Mathematics and Mathematical Statistics at the University of Cambridge, the David Harding Center for Risk Literacy at the Max Planck Institute in Berlin and the Winton Programme for the Physics of Sustainability at the Cavendish Laboratory at the University of Cambridge. From 2006 to 2011, Mr. Harding served on the board of the University of Cambridge 800th Anniversary Campaign, which raised over £1 billion. Mr. Harding sits on the Advisory Board of the Royal Society.

Anthony Hamilton Daniell, Director & Chief Executive Officer Mr. Daniell, born in 1954, spent ten years in the British Army during which time he achieved a civil engineering degree from Bristol University. In March 1983, Mr. Daniell began his career in the financial sector at David Allsopp and Partners, a UK stockbroker, as an equity analyst following US defense companies. He moved to Rowe and Pitman, also a UK stockbroker, in April 1986, where he became Co-Head of US Equity Sales. From March 1994 to December 2001, Mr. Daniell was Co-Head of Emerging Markets and then Head of Latin American Equities. During this time, Mr. Daniell was responsible for cash and derivative sales, trading and research. He was promoted to Managing Director in January 1999. During the period April 1986 to December 2001, as a result of a series of mergers and acquisitions Rowe and Pitman changed its name several times and ultimately became part of UBS Warburg. Mr. Daniell left UBS Warburg in December 2001. In January 2002, he started at Eday Ltd, a private limited company which marketed absolute return funds. In 2003, Winton engaged Eday Ltd and Mr. Daniell to market its products. In October 2004, Mr. Daniell joined Winton as Head of Global Marketing and Sales. He became a director in October 2006, and was appointed as Chief Executive Officer in October 2010. Mr. Daniell has been registered with the CFTC as an Associated Person of Winton since April 28, 2005 and listed as a principal since October 16, 2006.

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Tony David Fenner-Leitao, Deputy Chief Executive Officer Mr. Fenner-Leitao, born in 1965, graduated from Durham University with a degree in Politics and Economics in 1986. He then embarked on a career in investment banking, eventually joining the investment bank, UBS Securities in April 1991 as an Assistant Director in the Equity Division, responsible for equity sales to institutional investors. Mr. Fenner-Leitao left UBS Securities in July 1993 to study for an MBA at the University of Chicago. On completion of the MBA in June 1995, he rejoined UBS Securities as Vice President, Equity Division in New York where he was responsible for equity sales to institutional investors. In May 1998, he moved to the investment bank, Donaldson Lufkin Jenrette (DLJ) as Vice President, Equity Division to help found its international equity business. When DLJ was taken over, he joined the investment bank, Goldman Sachs in November 2000 as Vice President, Equity Capital Markets, where he was responsible for organizing equity issues. In April 2004, he moved to Goldman Sachs’ Equity Division in London where he was responsible for trading relationships with major hedge funds and institutions. In February 2007, he left Goldman Sachs and became Chief Financial Officer at TIMWE, a telecommunications company based in Lisbon, Portugal. He left TIMWE in February 2008 and took leave until June 2008. In June 2008, Mr. Fenner-Leitao joined the Winton business development team, becoming head of American business development in February 2009. Mr. Fenner-Leitao was appointed as Deputy Chief Executive Officer in October 2012. Mr. Fenner-Leitao has been registered with the CFTC as an Associated Person of Winton since July 28, 2008 and listed as a principal since November 14, 2012.

Matthew David Beddall, Director & Chief Investment Officer Mr. Beddall, born in 1980, graduated from the University of Southampton with a first class honors degree in Mathematics and Computer Science in 2001. He was awarded an MSc in Applied Statistics from Birkbeck College University of London in 2003. Mr. Beddall initially joined Winton in 2000 as a summer intern, returning after graduation from university as a full time researcher in July 2001. Throughout his employment with Winton, Mr. Beddall has been extensively involved in the research process and has lead the development of much of the software that underlies the design and running of Winton’s trading strategy. Mr. Beddall was appointed Chief Investment Officer (CIO) in December 2008. His responsibilities are now principally focused on managing the investment process behind the company and the oversight of a large part of Winton’s research department. Mr. Beddall has been registered with the CFTC as an Associated Person since February 12, 2009 and listed as a principal of Winton since January 28, 2009.

Rajeev Patel, Director & Chief Operating Officer Mr. Patel, born in 1972, graduated from Trinity and All Saints College, Leeds, with a degree in Economics and Business Administration. Mr. Patel joined Winton in April 1997. Initially working as an execution trader and settlements analyst, over the last 12 years Mr. Patel has become centrally involved in Winton’s trading and operations functions. He has overseen the development and implementation of a number of automated accounting and reconciliation processes as the company has moved from external to proprietary systems. Mr. Patel is currently responsible for the Operations department, covering operations IT, fund accounting and settlements; and was appointed Chief Operating Officer in October 2010. Mr. Patel was originally registered with the SFA and was “grandfathered” into the new regime as an FSA Approved Person in December 2001. Mr. Patel has been registered with the CFTC as an Associated Person since May 27, 1998 and listed as a principal of Winton since June 9, 2009. He was also approved as a Swap Associated Person as of December 28, 2012.

Martin John Hunt, Non-Executive Director Mr. Hunt, born in 1962, first became involved in managed futures in October 1983, as a trainee trader for the Futures Fund Management Ltd, a CTA. In December 1985, Mr. Hunt left this position and in January 1986, moved to Sabre Fund Management, as operations manager. In February 1988, he left Sabre to join AHL and from this time until 1991 he was responsible for managing its trading operations and establishing a trading facility in Switzerland. In July 1991 Mr. Hunt left AHL. In August 1991, Mr. Hunt assumed responsibility for marketing and back office operations at Royston Investments Ltd, which at the time was a CFTC-registered CTA. Whilst at Royston Investments Limited, Mr. Hunt registered with CFTC as an Associated Person in October 1991. In March 1994, he left Royston and his status as an NFA registered Associated Person was subsequently terminated in January 1996. In March 1994, Mr. Hunt established himself as an independent marketing and compliance consultant to firms in the UK managed futures industry before working at Palatinate Investment Management Limited, a London-based CTA, from August 1994 until January 1997 as Director of Marketing, Operations and Compliance. In January 1997, Mr. Harding recruited Mr. Hunt to handle the formation, structuring and subsequent day-to-day running of Winton’s operations. Effective, October 2010, Mr. Hunt was appointed as a Non-Executive Director and no longer is involved in Winton’s daily management. Mr. Hunt has been registered with the CFTC as an Associated Person and listed as a Principal of Winton since January 29, 1998.

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Amal Murgian, Non-Executive Director Ms. Murgian was appointed a non-executive director of Winton on July 5th, 2011. She took over from her father, Osman Murgian, on his retirement and was listed as a principal of Winton effective August 25, 2011. The Murgian family’s relationship with David Harding, Winton’s founder, chairman and head of research, dates back 25 years. Ms. Murgian’s father, Osman Murgian, was an early investor in AHL and a seed investor in Winton. The Murgian family currently holds approximately 18% of the share capital in Winton. Ms. Murgian has an MBA in International Finance from the University of San Francisco and a B.S in Business Administration and Economics from Pepperdine University. From March 1992 to December 1995, Ms. Murgian worked for Arthur Andersen, a professional services firm, in the Operational Consulting Group, where she held a management consulting position, primarily focused on business process re-engineering and deployment. From January 1996 to July 2000, Ms. Murgian worked for Charles Schwab, a brokerage and banking firm, where she was initially responsible for product costing and later for product marketing. From August 2000 to September 2001, she was employed by the online loyalty marketing company, Netcentives, where she was responsible for product marketing and designing a private label loyalty program for financial services firms. In January 2003, Ms. Murgian co-founded San Francisco Raw Feeders, a pet food co-op, which has grown to be the second largest in the USA. Since September 2001 Ms. Murgian has managed her own property portfolio. She is involved with animal welfare charities and also serves as a director on the board of various family owned companies.

The Trading Approach

Investment Objective. The investment objective of the Diversified Program is to achieve long-term capital appreciation through compound growth. This goal is achieved by pursuing a diversified trading scheme that does not rely upon favourable conditions in any particular market, nor on market direction.

The Diversified Trading Program (seeks to combine liquid financial instruments offering positive but low Sharpe ratios (meaning that profits have been achieved with a certain level of risk) and generally low correlations over the long term to other markets such as equities and fixed income. The Diversified Program employs what is traditionally known as a “systematic” approach to trading financial instruments. In this context, the term “systematic” implies that the vast majority of the trading decisions are executed, without discretion, either electronically or by a team responsible for the placement of orders (the “Trading Team”), based upon the instructions generated by the Winton Computer Trading System (the “Trading System”). The Diversified Program blends short-term trading with long-term trend following, using multiple time frames in addition to multiple models.

Please note that although Winton’s historic correlations have been low in relation to major asset classes over the long term, over shorter timeframes Winton can be significantly correlated.

Description of the Trading System. The Trading System is a proprietary, computer-based system best described as the “output” of a complex schema of numerous computer programs developed by Winton’s research team. A large team of programmers and researchers at Winton are responsible for inputs and suggested changes to the Trading System which is then maintained by Winton’s Production Team, the team responsible for encoding and running the computer programs. The Trading System instructs the Diversified Program on how to respond to unfolding market events in order to profit from price movements. The Trading System tracks the daily price movements and other data from the markets it follows, and carries out certain computations to determine each day how long or short the portfolio should be to maximize profit within a certain range of risk. If rising prices are anticipated, a long position will be established; a short position will be established if prices are expected to fall. As a result of its statistical research, Winton believes that each trade executed by the Diversified Program will have a slight statistical advantage leading to sustained profits over time.

8

A Technical System Employing Both Trend-Following and Non-Directional Trading. The Diversified Program can be thought of as more “technical” than “fundamental” in nature. The term “technical analysis” is generally used to refer to analysis based on data intrinsic to a market, such as price and volume. It is often, contrasted with “fundamental” analysis that relies upon analysis of factors external to a market, such as crop conditions or the weather. One feature of a trend-following system is that it attempts to take advantage of the observable tendency of the markets to trend, and tend to make exaggerated movements in both upward and downward directions. These exaggerated movements can be thought of as resulting from the influence of crowd psychology, or the herd instinct, amongst market participants. Trend-following systems are frequently unprofitable for long periods of time in particular markets or market sectors, and sometimes for spells of longer than a year or so, even in large portfolios. However, in Winton’s experience, over a span of years such an approach has shown to be consistently profitable in our track record to date.

The Diversified Program relates the probability of the size and direction of future price movements with certain indicators derived from past price movements to produce algorithms that characterize the degree of trending of each market at any point in time. While all trend-following systems function in this way to some degree, the unique edge possessed by the Winton Trading System lies in the quality of the research underlying its algorithms. These enable Winton’s Trading System to suffer smaller losses during the markets’ inevitable whipsaw periods and to take better advantage of significant trends when they occur. As noted below, Winton is continually involved in improving upon its models.

In addition to its trend-following models, the Diversified Program contains certain “non-directional” models that derive their forecasts from factors often excluded by technical analysis.  In these quantitative systems the primary input is likely to be information about the yield curve or an economic variable rather than market price.  These models work in the same way as those based on technical analysis, except that they use a different set of forecasting variables.

A Trading System Subject to Constant Adaptation. The Trading System instructs and adapts the Diversified Program’s trading exposures automatically and continuously. As is to be expected with any research-driven trading system, the Trading System is dynamic. It is subject to modification over time as new relationships are discovered. This research may result in the development of additional computer models or revisions to existing models. Examples of research and investigation that might lead to the modification of the Trading System include research pointing to changes in the liquidity or volatility of markets, the interpretation or meaning of data or the long-term expectation of market interrelationships. Another key factor contributing to change is simply the availability of new data. In short, the Diversified Program relies not just on a Trading System, but a process. Inevitably, as a result of research developments, Winton must make decisions about the timing, frequency and size of modifications to the Trading System. Certain changes may occur on a daily basis whilst others may involve more significant adjustments and therefore occur less frequently. Generally, non-substantive changes may be carried out at the discretion of Winton’s Chief Investment Officer. However, material changes require the approval of both Winton’s Trading Execution Committee and Managing Director. Winton’s Trading Execution Committee meets monthly, and its membership comprises of all senior heads of Winton’s research team, Winton’s founder and chairman (David Harding), Chief Investment Officer – Winton Futures Fund (Matthew Beddall) and Chief Operating Officer (Raj Patel)

Responses to Unusual Circumstances. Occasionally, external, unforeseen or dramatic events may impact the markets. These exceptional market events by their very nature are often difficult to predict and have uncertain consequences. Examples of such exceptional market events include loss of market liquidity, the threat of counterparty risk as presented in the credit default swap debacle of 2008, the closure of an exchange (as occurred after the terrorist attacks of September 2001), the introduction of the Euro, the closure of the tin contract in 1984, the suspension of the Hong Kong Futures Exchange in 1987 and the suspension of trading in the Malaysian Ringgit in 1997.

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Winton’s trading principals may decide that such events fall entirely outside the scope of the research upon which the Diversified Program is based and may determine to exercise some discretion rather than follow the dictates of the system. While discretionary inputs are generally not deemed essential to the effectiveness of a ‘systematic’ trading model, it is nonetheless important to recognize that given the often rapid and unpredictable nature of some market events, not every decision to change the Trading System can be conceived as entirely ‘systematic’ and may be deemed more “discretionary” in nature. Examples of discretionary actions might include decreasing the margin-to-equity ratio, liquidating all positions in certain markets or declining to execute an order generated by the Trading System. Such discretionary decision-making would normally only be taken in order to reduce risk and would generally be temporary in nature. It is important to stress that these acts may not enhance the performance of the Diversified Program over what might have otherwise been achieved without the exercise of such discretion.

The Capacity of the Diversified Program. At present, the Diversified Program has no pre-set capacity limit. This is not to suggest Winton’s lack of concern about capacity, indeed, it remains an issue of great importance to Winton’s research team. However, Winton believes that its ability to manage capacity is, to a degree, related to the success of its ongoing research initiatives in this area. For example, part of Winton’s research is focused on the studying of the mechanics of open interest in order to better understand liquidity in global futures markets.

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